Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 8, 2006
Relating to Preliminary Prospectus dated February 15, 2006
Registration No. 333-130644

Common stock offered by Alexza	5,500,000 shares (excluding option to purchase up to 825,000 additional shares to cover over-allotments)

Initial public offering price to public	$8.00 per share

Net proceeds to Alexza	We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $38.7 million, or approximately $44.9 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us.

Shares to be purchased in this offering by principal stockholders

Alejandro C. Zaffaroni, Ph.D. or his affiliates may purchase 375,000 shares of common stock in this offering. Assuming such purchase, upon completion of this offering, Dr. Zaffaroni will beneficially own 6.61% of our outstanding shares of common stock and Alexza’s executive officers, directors and holders of 5% or more of Alexza’s outstanding common stock will beneficially own approximately 44% of our outstanding shares of common stock.

Our Product Candidates	In February 2006, we filed an Investigational New Drug application for AZ-003. We plan to initiate a Phase I clinical trial of AZ-003 in the first half of 2006.

Pro forma as adjusted balance sheet data
Based on the initial public offering price of $8.00 per share, the pro forma as adjusted cash, cash equivalents and short-term marketable securities and total stockholders’ equity as of December 31, 2005, were $77.1 million and $71.5 million, respectively.

Dilution	Based on the initial public offering price of $8.00 per share, our pro forma as adjusted net tangible book value per share as of December 31, 2005, after giving effect to this offering, would have been $3.16. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $1.24 to existing stockholders and an immediate dilution of $4.84 per share to new investors, or approximately 61% of the initial public offering price per share. Investors purchasing shares of common stock in this offering will contribute approximately 29.5% of the total amount Alexza has raised since its inception, and shares purchased in this offering will represent approximately 24.3% of Alexza’s total common stock immediately following the completion of this offering.
Alexza Pharmaceuticals, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from the prospectus department of Piper Jaffray & Co. (800 Nicollet Mall, Suite 800, Attention: Equity Capital Markets, Minneapolis, MN 55402, by phone at 612.303.6220 or by fax at 612.303.1070), Pacific Growth Equities, LLC (c/o Prospectus Department, One Bush Street, Suite 1700, San Francisco, CA 94104, by phone at 415.274.6819 or by fax at 415.274.6887), RBC Capital Markets Corporation (One Liberty Plaza, New York, NY 10006, by phone at 212.858.7000 or by fax at 212.428.6200) or JMP Securities LLC (600 Montgomery Street, Suite 1100, San Francisco, CA 94111, by phone at 415.835.8900 or by fax at 415.835.8910).
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